SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Last update: 03/28/2024

DISTANCE VOTING BALLOT

Annual General Meeting (AGM) - GOL LINHAS AEREAS INTELIGENTES S.A. to be held on 04/30/2024

Shareholder's Name
Shareholder's CNPJ or CPF
E-mail

Instructions on how to cast your vote

The present remote voting ballot, concerning the Annual General Meeting of Gol Linhas Aéreas Inteligentes S.A. (Company) to be held on April 30, 2024 (AGM), must be filled out if the Shareholder chooses to exercise his/her right to vote remotely, pursuant to CVM Resolution 81, of March 29, 2022, as amended (“Voting Ballot”). In this case, it is essential that all fields of this Remote Voting Ballot are filled in. The Voting Ballot will only be considered valid and the votes cast herein counted in the quorum of the shareholders’ meeting, if the following instructions are observed:

(i)  all pages must be initialed: the Shareholder or his/her legal representative(s)( is), as the case may be and under the terms of current legislation, must sign the last page of the Voting Ballot.

(ii) we request that the signature be duly notarized; and

(iii)  the Shareholder(s) who fulfill the conditions established in Law No. 6,404/76 may request the installation of the Fiscal Council, filling in the corresponding item; and the shareholders holding preferred shares of the Company shall not have voting rights, except in cases provided for by applicable corporate law and the Companys Bylaws, which is why the shareholders holding preferred shares of the Company must only fill in items 10, 11, 13, and 14 of this Voting Ballot.

Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider

The Shareholder may send the Voting Ballot directly to the Company or transmit the instructions for filling it out to custodians/bookkeepers, as follows:

To the Company: must send a physical copy of the initialed and signed Voting Ballot, with duly authenticated signature (notarized by apostille if signed abroad); proof issued by the depositary dated up to three (3) business days from the date of sending the Voting Ballot (exempt if the shareholder is included in the list provided by the depositary); and certified copy of the following identification documents:

(a)  individual: identity document with photo (shareholder or representative);

(b)   legal entity: identity document with photo (shareholder or representative), consolidated bylaws/articles of incorporation and proof of representation powers; or

(c)  investment fund: identity document with photo (shareholder or representative), consolidated bylaws/ articles of incorporation of the fund manager or administrator, as the case may be, proof of representation powers and consolidated regulation.

The Company will not require sworn translations of documents originally drafted in Portuguese, English or Spanish. The Shareholder must submit the Voting Ballot and the documentation referred to above at the Company within seven (7) days from Annual General Meeting. The Shareholder may send scanned copies of the documents to the e-mails indicated below (originals must be sent within three (3) consecutive days prior to the date of the Annual General Meeting). The Voting Ballots received after the above dates will be disregarded. The Company will notify the Shareholder of the receipt and acceptance of the Voting Ballot. If the Voting Ballot is not fully completed or accompanied by the necessary documents, it will be disregarded and the Company will notify the sender.

For custodians/bookkeepers: the shareholder who chooses to exercise their right to vote remotely through service providers must transmit their voting instructions to their respective custodian agents, observing the rules determined by them. To do so, shareholders should contact their custodian agents and verify the procedures established by them for issuing voting instructions by Voting Ballot, as well as the documents and information required by them for this purpose.

Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company / Instructions for meetings that allow electronic system's participation, when that is the case.

Gol Linhas Aéreas Inteligentes S.A. | Legal Department

Pça. Comandante Lineu Gomes, s/n, portaria 3, building 24, Jardim Aeroporto, city and State of São Paulo, Zip Code 04626-020

E-mail: ri@voegol.com.br c/c wehvsantos@voegol.com.br Phone Number: (11) 2128-4700

Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number

ITAÚ CORRETORA DE VALORES S.A.

Avenida Brigadeiro Faria Lima, 3.500, 3rd floor, parte – São Paulo Zip Code 04538-132

Service to Shareholders: 3003-9285 (capitals and metropolitan regions) 0800 7209285 (other location) Opening hours are on weekdays from 9 am to 6 pm.

DISTANCE VOTING BALLOT Annual General Meeting (AGM) - GOL LINHAS AEREAS INTELIGENTES S.A. to be held on 04/30/2024 location) Opening hours are on weekdays from 9 am to 6 pm. Email: atendimentoescrituracao@itau-unibanco.com.br

Shareholders may choose to exercise their remote voting rights through authorized service providers, transmitting their voting instructions to their custody agents or bookkeeping agents, in compliance with the rules determined by them, who will forward said voting statements to the B3 Depository Center. The Shareholder must contact the custody agent or bookkeeping agent to verify the procedures established by it, as well as the necessary documents and information.

Resolutions concerning the Annual General Meeting (AGM)

[Eligible tickers in this resolution: GOLL3]

1. 1. Review of the Management’s accounts, examine, discuss and vote on the Company’s Financial Statements for the fiscal year ended on December 31, 2023.

[ ] Approve [ ] Reject [ ] Abstain

[Eligible tickers in this resolution: GOLL3] 2. 2. Approval of the proposal for the allocation of income for the fiscal year ended on December 31, 2023. [ ] Approve [ ] Reject [ ] Abstain
[Eligible tickers in this resolution: GOLL3] 3. 3. Fix the number of members of the Board of Directors. [ ] Approve [ ] Reject [ ] Abstain

[Eligible tickers in this resolution: GOLL3]

4. Do you wish to request the cumulative voting for the election of the board of directors, under the terms of art. 141 of Law 6,404, of 1976? (If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of the cumulative voting request).

[ ] Yes [ ] No [ ] Abstain

[Eligible tickers in this resolution: GOLL3]

Election of the board of directors by single group of candidates

Chapa única

CONSTANTINO DE OLIVEIRA JUNIOR (PRESIDENTE) RICARDO CONSTANTINO (VICE-PRESIDENTE) ADRIAN NEUHAUSER (EFETIVO)

ANMOL BHARGAVA (EFETIVO)

MARCELA DE PAIVA BOMFIM TEIXEIRA (INDEPENDENTE) GERMÁN PASQUALE QUIROGA VILARDO (INDEPENDENTE) PHILIPP MICHAEL SCHIEMER (INDEPENDENTE)

TIMOTHY ROBERT COLEMAN (INDEPENDENTE) PAUL STEWART ARONZON (INDEPENDENTE)

5. Nomination of all the names that compose the slate (the votes indicated in this section will be disregarded if the shareholder with voting rights fills in the fields present in the separate election of a member of the board of directors and the separate election referred to in these fields takes place). - Chapa única

DISTANCE VOTING BALLOT Annual General Meeting (AGM) - GOL LINHAS AEREAS INTELIGENTES S.A. to be held on 04/30/2024

[ ] Approve [ ] Reject [ ] Abstain

6.   If one of the candidates that composes your chosen slate leaves it, can the votes corresponding to your shares continue to be conferred on the same slate?

[ ] Yes [ ] No [ ] Abstain

7.   In case of a cumulative voting process, should the corresponding votes to your shares be equally distributed among the members of the slate that you´ve chosen? [If the shareholder chooses ”yes” and also indicates the ”approve” answer type for specific candidates among those listed below, their votes will be distributed proportionally among these candidates. If the shareholder chooses to ”abstain” and the election occurs by the cumulative voting process, the shareholder's vote shall be counted as an abstention in the respective resolution of the meeting.]

[ ] Yes [ ] No [ ] Abstain

8.   View of all the candidates that compose the slate to indicate the cumulative voting distribution.

CONSTANTINO DE OLIVEIRA JUNIOR (PRESIDENTE) [ ] Approve [ ] Reject [ ] Abstain

/ [       ] %

RICARDO CONSTANTINO (VICE-PRESIDENTE) [ ] Approve [ ] Reject [ ] Abstain / [

] %

ADRIAN NEUHAUSER (EFETIVO) [ ] Approve [ ] Reject [ ] Abstain / [ ] % ANMOL BHARGAVA (EFETIVO) [ ] Approve [ ] Reject [ ] Abstain / [ ] % MARCELA DE PAIVA BOMFIM TEIXEIRA (INDEPENDENTE) [ ] Approve [ ] Reject [ ]

Abstain / [ ] %

GERMÁN PASQUALE QUIROGA VILARDO (INDEPENDENTE) [ ] Approve [ ] Reject [ ]

Abstain / [ ] %

PHILIPP MICHAEL SCHIEMER (INDEPENDENTE) [ ] Approve [ ] Reject [ ] Abstain / [

] %

TIMOTHY ROBERT COLEMAN (INDEPENDENTE) [ ] Approve [ ] Reject [ ] Abstain / [

] %

PAUL STEWART ARONZON (INDEPENDENTE) [ ] Approve [ ] Reject [ ] Abstain / [

] %

[Eligible tickers in this resolution: GOLL3]

9. Do you wish to request a separate election of a member of the board of directors, under the terms of article 141, paragraph 4, I, of Law 6,404, of 1976? (The shareholder can only fill this field in case of keeping the position of voting shares ininterrupted for 3 months prior to the general meeting. If the shareholder chooses “no” or “abstain”, his/her shares will not be computed for the request of a separate election of a member of the board of directors).

[ ] Yes [ ] No [ ] Abstain

[Eligible tickers in this resolution: GOLL4]

10. Do you wish to request a separate election of a member of the board of directors, under the terms of article 141, paragraph 4, II, of Law 6,404, of 1976? (The shareholder can only fill this field in case of keeping the position of voting shares ininterrupted for 3 months prior to the general meeting. If the shareholder chooses “no” or “abstain”, his/her shares will not be computed for the request of a separate election of a member of the board of directors).

DISTANCE VOTING BALLOT Annual General Meeting (AGM) - GOL LINHAS AEREAS INTELIGENTES S.A. to be held on 04/30/2024

[ ] Yes [ ] No [ ] Abstain

[Eligible tickers in this resolution: GOLL4;GOLL3]

11. 11. In the event that neither the holders of shares with voting rights nor the holders of preferred shares without voting rights or with restricted voting rights reach, respectively, the quorum required in items I and II of paragraph 4 of article 141 of Law 6,404 of 1976, do you wish to aggregate your vote to the votes of shares with voting rights in order to elect the candidate with the highest number of votes among all those who, listed in this remote voting form, are running for election separately?

[ ] Approve [ ] Reject [ ] Abstain

[Eligible tickers in this resolution: GOLL3] 12. 12. Determination of the annual global compensation of the Management for the fiscal year of 2024. [ ] Approve [ ] Reject [ ] Abstain

[Eligible tickers in this resolution: GOLL4;GOLL3]

13. Do you wish to request the establishment of a fiscal council, under the terms of article 161 of Law 6,404, of 1976? (If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of the establishment of the fiscal council).

[ ] Yes [ ] No [ ] Abstain

[Eligible tickers in this resolution: GOLL4;GOLL3]

14. 14. In case a second call of the Annual General Meeting is needed, can the voting instructions contained in this Voting Ballot also be considered for holding the Annual General Meeting on a second call?

[ ] Approve [ ] Reject [ ] Abstain

City :

Date :

Signature :

Shareholder's Name :____________________________________________________________

Phone Number :

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2024

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer